Exhibit D-3

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2023 on Form 18-K filed with the SEC on September 19, 2024, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2023, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2023.

General

In 2024, the Republic’s GDP increased by 3.2% compared to the previous year. The Republic’s GDP increased by 2.1% in the third quarter of 2024 compared with the same quarter of 2023. The Republic’s GDP increased by 3.0% in the fourth quarter of 2024 compared with the same quarter of 2023. See “— Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

On February 14, 2025, Republican People’s Party (“CHP”) issued a directive and calendar outlining CHP’s primary election for the party’s presidential candidacy. On March 18, 2025, İstanbul University revoked the diploma of Ekrem İmamoğlu on the grounds of nullity and clear error, which meant that Ekrem İmamoğlu lost one of the qualifications for official presidential candidacy pursuant to the Article 101/1 of the Constitution. On March 19, 2025, Ekrem İmamoğlu was detained on charges of establishing and leading a criminal organization, being involved in bribery, extortion, unlawfully recording personal data, bid rigging and aiding an armed terrorist organization. On March 23, 2025, Ekrem İmamoğlu was arrested on the aforementioned charges, excluding the charge of aiding an armed terrorist organization. On March 23, 2025, The Ministry of the Interior subsequently announced that, pursuant to Article 127/4 of the Constitution, Ekrem İmamoğlu was suspended from his position as Mayor of İstanbul. On March 27, 2025, the CHP parliamentary group unanimously voted to nominate Ekrem İmamoğlu as the party’s candidate for the presidency, based on the results of the primary election held on March 23, 2025.

In response to Mr. İmamoğlu’s arrest, large protests have taken place in İstanbul and throughout Türkiye. On April 18, 2025, a mass trial involving 189 people began in İstanbul. Many of the defendants are accused of offenses related to participation in unauthorized demonstrations.

On April 6, 2025, Özgur Özel was re-elected as leader of the CHP during an extraordinary convention in Ankara.

Political Conditions

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of May 12, 2025:

Number of Seats
Justice and Development Party (AKP)	272
Republican People’s Party (CHP)	134
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	29
New Path Party (YYP)	24
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Future Party (GP)	2
Democracy and Progress Party (DEVA)	1
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	9

Total	592

Source: The Grand National Assembly of Türkiye

Foreign Policy and International Relations

The EU

On February 24, 2025, Turkish President Recep Tayyip Erdogan said that Türkiye and its full EU membership can save the European Union from its deadlock, ranging from the economy to defense and from politics to international standing. President Erdogan stressed that Türkiye can throw a lifeline to the EU’s rapidly aging economy and work force. President Erdogan underlined that Türkiye is eager to advance its membership process based on mutual benefit and respect, with a constructive approach.

During a videoconference meeting organized by the EU on March 7, 2025, Turkish President Recep Tayyip Erdogan said that Europe planning the continent’s security together with Türkiye would be in the interests of both sides. President Erdogan stated that the challenges the EU faces once again highlight how critical the relationship between Türkiye and the EU is for Europe’s economic security and defense. Türkiye is continuing its EU membership bid, President Erdogan said, adding that Türkiye expects the EU to adopt a more strategic approach to revitalizing membership negotiations.

On April 11, 2025, Turkish President Recep Tayyip Erdogan said that European security cannot be considered without Türkiye, adding that Türkiye is ready to take responsibility for European security in the future as well, in a speech at the Antalya Diplomacy Forum in which he also addressed certain other geopolitical matters. President Erdogan stated that Türkiye should immediately gain its seat as a full member. President Erdogan underlined that Türkiye is ready and determined to advance the EU accession process, and expects concrete steps from the EU.

World Bank

On April 1, 2025, the World Bank Board approved U.S.$500 million in funding to create inclusive jobs and revitalize the economy in areas that were devastated by the February 2023 earthquakes in Türkiye.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. (“Halkbank”). on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the U.S. Supreme Court heard oral arguments on this matter. On April 19, 2023, the U.S. Supreme Court rejected certain arguments by Halkbank that the 1976 U.S. Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defenses. The U.S. Supreme Court ordered the U.S. Court of Appeals for the Second Circuit to reconsider Halkbank’s effort to dismiss the case based on these defenses. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”. On October 22, 2024, the U.S. Court of Appeals for the Second Circuit ruled that Halkbank is not entitled to immunity and can be prosecuted on the criminal charges laid out in the indictment, and remanded the case to the U.S. District Court for the Southern District of New York for further proceedings. The U.S. Supreme Court had given Halkbank until May 5, 2025 to file a petition appealing the October 2024 ruling by the U.S. Court of Appeals for the Second Circuit, which cleared the way for the prosecution. On May 5, 2025, Halkbank asked the U.S. Supreme Court to review a lower court ruling that Halkbank can be prosecuted for allegedly helping Iran evade American sanctions.

On March 16, 2025, Turkish President Recep Tayyip Erdogan spoke to U.S. President Donald Trump and expressed his full confidence that Türkiye and the United States will advance bilateral cooperation through solidarity, a result-oriented approach and in a sincere manner in the new era of relations. President Erdogan said that Türkiye supports Trump’s decisive and direct initiative to end the war between Russia and Ukraine. President Erdogan said that it is necessary to end sanctions imposed pursuant to the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), finalize the F-16 procurement process and finalize the issues of Türkiye’s re-participation in the F-35 program, in order to develop defense industry cooperation between Türkiye and the United States.

On April 10, 2025, a second round of talks between Russia and the United States took place in İstanbul. The meeting followed an initial round of discussions held in İstanbul on February 27, 2025.

Russia and Ukraine

On February 18, 2025, Ukrainian President Volodymyr Zelenskyy visited Türkiye. Turkish President Recep Tayyip Erdogan said Ukraine’s territorial integrity and sovereignty are Türkiye’s sine qua non, in a joint press conference. President Erdogan said Türkiye would be an ideal host for possible upcoming meetings between Russia, Ukraine and the United States to end the war.

On February 24, 2025, Turkish President Recep Tayyip Erdogan said that Türkiye welcomes, in principle, U.S. President Donald Trump’s intention to resolve the Russia-Ukraine war via talks expressing readiness to support a path to lasting peace, including hosting negotiations. President Erdogan underlined that the approach of ending the war at the negotiating table aligns with the policy Türkiye has pursued over the past several years. President Erdogan stressed that the path to a just and lasting peace can only be opened through a framework in which all relevant parties are represented.

On February 26, 2025, Turkish Foreign Minister Hakan Fidan said that Türkiye will play an important role in both attaining and continuing peace, and maintaining a possible ceasefire.

On March 12, 2025, Turkish President Recep Tayyip Erdogan said in a joint news conference with Polish Prime Minister Donald Tusk that Türkiye welcomes Ukraine’s acceptance of a 30-day ceasefire proposal, and expressed hope that Moscow will respond constructively. President Erdogan stressed Türkiye’s readiness to give any support, including hosting talks, in response to Poland’s proposal that Türkiye takes an active role in initiating Russia-Ukraine peace talks. President Erdogan stressed that if the EU wants to prevent or even reverse its loss of strength and influence, it can only achieve this through Türkiye’s full membership in the EU.

On March 16, 2025, Turkish President Recep Tayyip Erdogan had a phone conversation with U.S. President Donald Trump and stated that Türkiye supported U.S. President Donald Trump’s decisive and direct initiative to end the war between Russia and Ukraine.

On May 11, 2025, Russian President Vladimir Putin invited Ukraine to resume peace talks in Türkiye, which had most recently occurred in March 2022. On May 11, 2025, Turkish President Recep Tayyip Erdoğan said during a phone call with the Russian President that Türkiye stands ready to host negotiations that will lead to a lasting solution and welcomed President Putin’s statement on resuming peace talks between Russia and Ukraine in İstanbul. On May 11, 2025, Ukrainian President Volodymyr Zelenskyy said that Ukraine accepted Russia’s proposal to resume peace talks in İstanbul and that he is prepared to attend a potential meeting with the Russian president on May 15, 2025.

On 15 May 2025, Ukrainian President Volodymyr Zelenskyy confirmed that he has agreed to send a delegation to İstanbul, but he would not be taking part in talks with Russian officials after Russian President Vladimir Putin’s decision not to attend to the meeting. President Zelenskyy also said that he decided to send a top-level delegation to İstanbul even though Russia sent a lower-level team there “out of respect” for U.S. President Donald Trump and Turkish President Recep Tayyip Erdogan.

On 15 May 2025, President Recep Tayyip Erdoğan held a meeting with President Volodymyr Zelenskyy of Ukraine in Ankara. The meeting addressed efforts to resolve the Russia-Ukraine conflict, along with bilateral and regional matters. President Erdoğan emphasised that at this stage, the course of the Ukraine-Russia war has made it necessary to resolve it through direct negotiations and that reaching a consensus on minimum common ground is of critical importance to prevent further loss of life. President Erdoğan stated that a historic opportunity has been seized to initiate negotiations and that he strongly supports talks both at the technical level and at the level of leaders. President Erdoğan underlined that Türkiye attaches importance to keeping channels of dialogue open between Ukraine and Russia for the swift establishment of peace and that, as the host country, they would be pleased to welcome the leaders of both countries when they are ready.

On 16 May 2025, delegations from Russia and Ukraine met in İstanbul, where the two sides failed to agree on a ceasefire. Head of the Russian delegation Vladimir Medinsky said on Friday that Moscow was satisfied with the results of the peace talks with Ukraine in İstanbul. “On the whole, we are satisfied with the results and are ready to continue contacts. We have agreed on three things. First, in the coming days, there will be a large-scale exchange of prisoners of war, 1,000 for 1,000 people,” Medinsky said. The Ukrainian side requested direct talks between the heads of state and the Russian delegation has “taken note of this request,” he added. “The third: we have agreed that each side will present its vision of a possible future ceasefire and describe it in detail,” he said. Turkish Foreign Minister Hakan Fidan, who chaired the meeting, told the delegations there were “two paths” ahead of them. “One road will take us on a process that will lead to peace, while the other will lead to more destruction and death. The sides will decide on their own, with their own will, which path they choose,” Minister Fidan said.

Israel & Palestine

On February 26, 2025, Turkish Foreign Minister Hakan Fidan said that Türkiye would not accept U.S. President Donald Trump’s proposal for the United States to take over Gaza and forcibly displace its people.

On April 9, 2025, the first technical meeting between Türkiye and Israel on a conflict prevention mechanism aimed at avoiding unwanted incidents in Syria was held in Azerbaijan. On April 10, 2025, Turkish National Defense Ministry said Israel must immediately end its provocative attacks, which are threatening Syria’s territorial integrity and destabilizing its security and stability.

On April 9, 2025, Turkish Foreign Minister Hakan Fidan stressed that Türkiye has no intention of entering into a conflict with any country in Syria, including Israel. Minister Hakan Fidan reiterated that Türkiye does not seek a conflict with any country in the region but warned that Ankara cannot remain indifferent if Syria faces internal unrest, operations, or provocations that could threaten Turkish national security.

On April 11, 2025, Turkish President Recep Tayyip Erdogan said Israel has been openly committing genocide against the Palestinian people, disregarding basic human rights and trampling on international law, in a speech at the Antalya Diplomacy Forum, in which he also addressed certain other geopolitical matters. President Erdogan urged the international community, particularly the UN Security Council, to take action and end the bloodshed, calling on them to stand with the Palestinian people.

Iraq & Syria

On March 1, 2025, the PKK declared a cease fire with Türkiye after PKK’s jailed leader Abdullah Öcalan called on the movement, designated as a terrorist group by the Turkish government as well as numerous countries including the United States and the European Union, to lay down its arms and dissolve. On May 12, 2025, the PKK announced that it decided to lay down its arms and to disband.

On March 9, 2025, representatives of Türkiye, Jordan, Iraq, Lebanon and Syria met in Jordan’s capital, Amman, where they reaffirmed their countries’ support for the new Syrian government and agreed to establish an operations room to combat the ISIS (Daesh) terrorist group, while also condemning Israeli attacks on the country.

On March 30, 2025, Türkiye’s Foreign Ministry said that Türkiye welcomed the formation of a new transitional government in Syria. Türkiye’s Foreign Ministry added that Türkiye will continue to support a comprehensive and inclusive political process, which remains one of the cornerstones of establishing security and stability in Syria. The Foreign Ministry also called on the international community to focus on stabilizing Syria, emphasizing the need for the unconditional lifting of sanctions and the initiation of reconstruction efforts.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of May 8, 2025, Türkiye had granted temporary protection to 2,744,686 Syrians.

On December 20, 2024, Turkish Foreign Minister Hakan Fidan said in an interview, “We are trying to work hard to create an environment in Syria where the refugees in Türkiye, as well as in other countries, can feel that voluntarily, safely, they can go back. We cannot dictate them, and we are not going to force them to go back.” He also stated that there might certainly be a significant increase in returns to Syria in the coming period.

On April 16, 2025, Turkish Minister of Interior Ali Yerlikaya announced that 175,512 Syrians in Türkiye have returned to Syria voluntarily, safely, with dignity and in an orderly manner, following the overthrow of the government of Bashar Al-Assad in December 2024.

Eastern Mediterranean

On March 17-18, 2025, Turkish Foreign Minister Hakan Fidan participated in an informal meeting on Cyprus with the leaders of the divided island and guarantor powers at the UN Office in Geneva. Turkish Republic of Northern Cyprus President, Greek Cypriot administration leader, Turkish Foreign Minister, Greek

Foreign Minister, and UK’s State Minister for Europe, North America and Overseas Territories in the Foreign, Commonwealth & Development Office attended the meeting, hosted by UN Secretary-General Antonio Guterres. Turkish Foreign Ministry announced after the meeting that leaders agreed on various cooperation efforts, including opening new crossing points, demining operations and generating solar energy in the island’s UN buffer zone. It was also announced that another informal meeting in a similar format has been scheduled for the end of July 2025, and that there is an agreement to open four new crossing points.

Africa

On April 10, 2025, Türkiye’s Energy and Natural Resources Minister Alparslan Bayraktar announced that Turkish Petroleum Corporation and Somali Petroleum Authority signed the onshore hydrocarbon exploration and production agreement. The Minister said that oil and gas exploration activities will begin in the coming months in three key onshore fields covering approximately 16,000 square kilometers.

BRICS

On February 24, 2025, Turkish Foreign Minister Hakan Fidan said that Türkiye had shown interest in joining the BRICS bloc of emerging economies, however since the organization has currently frozen the admission of new members as part of its institutional consolidation, no membership offer has been extended to Türkiye.

Economic Developments

Nominal GDP was approximately TL 15,012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4,687 billion. In the second quarter of 2023, nominal GDP was TL 5,571 billion. In the third quarter of 2023, nominal GDP was TL 7,759 billion. In the fourth quarter of 2023, nominal GDP was TL 8,528 billion. Nominal GDP was approximately TL 26,546 billion in 2023. In the first quarter of 2024, nominal GDP was TL 8,858 billion. In the second quarter of 2024, nominal GDP was TL 9,926 billion. In the third quarter of 2024, nominal GDP was TL 11,893 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 12,704 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of February 28, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2023 Q2	2023 Q3	2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4
1.	A- Agriculture, forestry and fishing	4.3	10.7	5.2	2.4	3.9	10.0	5.1
2.	BCDE- Industry	22.9	21.6	22.8	21.8	19.9	19.0	19.7
3.	F- Construction	6.1	5.2	5.4	6.2	6.5	5.9	5.5
4.	GHI- Services	27.3	26.0	27.3	25.7	26.4	25.4	26.4
5.	J- Information and communication	2.4	2.2	2.9	2.3	2.6	2.4	3.0
6.	K- Financial and insurance activities	3.9	2.8	2.9	3.8	3.6	3.3	2.9
7.	L- Real estate activities	4.3	3.6	3.7	4.8	5.3	5.2	5.2
8.	MN- Professional, administrative and support service activities	5.3	4.7	5.5	5.3	5.5	4.9	5.9
9.	OPQ- Public administration, education, human health and social work activities	10.6	9.9	9.8	13.4	12.0	11.4	11.7
10.	RST- Other service activities	1.9	1.7	2.7	3.0	2.0	1.7	2.6
11.	Sectoral total	89.1	88.5	88.2	88.7	87.7	89.1	88.0
12.	Taxes-Subsidies	10.9	11.5	11.8	11.3	12.3	11.0	12.0
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.5	4.6	6.5	4.6
2024	5.4	2.4	2.2	3.0

Source: TURKSTAT

In April 2025, the Republic’s monthly CPI increased by 3.00% and domestic PPI increased by 2.76% compared to the previous month. In April 2025, the Republic’s annual CPI and domestic PPI increased by 37.86% and 22.50%, respectively, as compared to the same month of the previous year.

On May 7, 2025, the Government offered an interest rate of 47.19% for its 728-day TL denominated fixed coupon Government Bond, compared to 45.09% for its 651-day TL denominated fixed coupon Government Bond on May 8, 2024.

On 9 April 2025, the Government offered an interest rate of 39.81% for its 1617-day TL denominated fixed coupon bond issuance compared to 33.88% for its 1666-day TL denominated fixed coupon Government Bond on 17 April 2024.

The industrial production index increased by 2.5% in March 2025 compared to the same month of the previous year.

In March 2025, the seasonally adjusted unemployment rate decreased by 0.3 percentage points to 7.9% as compared to the previous month. In March 2025, the seasonally adjusted employment rate realized as 49.2% with

0.6 percentage point increase compared to the previous month and the number of employed people increased by 391,000 to 32.597 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2024	Unemployment Rate (%)	Unemployment (thousands)
January	9.1	3,199
February	8.6	3,078
March	8.7	3,111
April	8.7	3,087
May	8.4	3,050
June	9.2	3,270
July	8.9	3,159
August	8.6	3,065
September	8.7	3,096
October	8.8	3,147
November	8.5	3,048
December	8.4	3,005

2025
January	8.4	2,972
February	8.2	2,872
March	7.9	2,807

Source: TURKSTAT

Tourism

In 2024, the number of foreign visitors visiting the Republic increased by 6.95% to 52,629,283 people compared to the previous year. In March 2025, the number of foreign visitors visiting the Republic decreased by 13.14% to 2,346,403 people compared to the same month in 2024. In 2024, tourism income increased by 8.3% and reached U.S.$61,103,419,000 compared to the previous year. In the first quarter of 2025, tourism income increased by 5.6% compared to the same period of 2024 and reached U.S.$9,451,244,000.

Employment and Wages

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In March 2025, the seasonally adjusted total civilian employment was 32.597 million and the seasonally adjusted labor force participation rate was at 53.4% with 0.4 percentage point increase compared to the previous month.

As of March 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 402.02 billion.

As of March 2025, 74.71 % of the Unemployment Insurance Fund was invested in bonds, 24.75% of the assets were held in deposits and 0.54% of the assets were held in Takasbank Money Market.

On February 4, 2025, President Recep Tayyip Erdogan announced the launch of İŞKUR Youth Programme, which is a new work model where university students can work for a salary. President Erdogan said “we will provide support of TL 5,415 for students who participate in the program for five days a month with a daily payment of TL 1,083, and approximately TL 15,162 for those who participate for 14 days.”

Foreign Trade and Balance of Payments

In March 2025, the trade balance posted a deficit of U.S.$7.196 billion, with a 1.5% decrease compared with March 2024. In March 2025, total goods imported (c.i.f.), including gold imports increased by 2.2% over the same in March 2024, reaching U.S.$30.610 billion. In March 2025, the import of capital goods, which are used in the production of physical capital, increased by 3.9% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 0.4% over the same period in 2024; and the import of consumption goods increased by 12.4% over the same period in 2024. In March 2025, total goods exported (f.o.b.), increased by 3.4% to U.S.$23.415 billion, as compared to approximately U.S.$22.649 billion during the same period of 2024. Total exports (f.o.b.) and imports (c.i.f.) for 2023 amounted to U.S.$255.627 billion and U.S.$361.967 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$417 million in February 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

February 2025*
in millions of U.S. Dollars
CURRENT ACCOUNT	-4,405
Trade Balance	-5,730
Goods Exports	21,196
Goods Imports	26,926
Services	-3,277
Primary Income	-678
Secondary Income	32
CAPITAL ACCOUNT	-33
FINANCIAL ACCOUNT	-2,611
Direct Investment: Net acquisition of financial assets	550
Direct Investment: Net incurrence of liabilities	561
Portfolio Investment: Net acquisition of financial assets	210
Portfolio Investment: Net incurrence of liabilities	2,776
Other Investment: Net acquisition of financial assets	-354
Other Investment: Net incurrence of liabilities	-320
RESERVE ASSETS	-2,899
NET ERRORS AND OMISSIONS	-1,072

* Analytic Presentation

In February 2025, the volume of crude oil imports decreased by 0.08% compared to February 2024. In February 2025, natural gas imports increased by 16.64% to 6,433.02 million cubic meters compared to 5,515.06 million cubic meters in February 2024. In February 2025, liquefied petroleum gas imports decreased by 9.90% to 234,829.43 tons compared to 260,639.32 tons in February 2024.

As of March 2025, total gross international reserves were U.S.$156,511 million (compared to U.S.$123,119 million as of March 2024). As of March 2025, gold reserves were U.S.$75,902 million (compared to U.S.$54,378 million as of March 2024) and the Central Bank gross foreign exchange reserves were U.S.$73,143 million as of March 2025 (compared to U.S.$61,292 million as of March 2024).

As of March 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$51,583 million (compared to approximately U.S.$52,947 million as of March 2024). As of March 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$38,000 million (compared to approximately U.S.$53,605 million as of March 2024).

As of May 7, 2025, the Central Bank held approximately TL479.16 billion in public sector deposits.

Monetary Policy

According to the latest inflation report published by the Central Bank on February 7, 2025, inflation is projected to decline to 8% in 2027 before stabilizing at the medium-term inflation target of 5%. On April 10, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 37.8646 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

* The basket consists of U.S.$0.5 and €0.5.

**As of December 31, 2024.

Source: Central Bank

As of May 2, 2025, the Central Bank’s international reserve level was approximately U.S.$138.5 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

On February 7, 2025, the Central Bank released the first Inflation Report of 2025. In this report, the Central Bank stated that inflation was projected to be 24% at the end of 2025, 12% at the end of 2026, and 8% at the end of 2027.

On February 13, 2025, the CBRT signed a Memorandum of Understanding with the State Bank of Pakistan, laying the groundwork for enhanced cooperation on central banking issues. In the framework of the Memorandum of Understanding, the two central banks aspire to foster cooperation and carry out technical activities in the field of central banking.

On February 15, 2025, the CBRT announced that legal entities would no longer be able to open or renew FX-protected deposit accounts, including YUVAM accounts. Furthermore, FX-protected deposit accounts held by legal entities will no longer be included in the targets for FX-protected deposit accounts’ renewal and transition to Turkish lira.

On March 1, 2025, the CBRT announced that, taking into account recent developments in foreign currency loans, it decided to support its tight monetary stance with the following adjustments to the loan growth-based reserve requirement practice:

•	The monthly growth limit for foreign currency loans has been reduced from 1% to 0.5%.

•	The scope of foreign currency loans exempted from the growth limit has been narrowed.

On March 6, 2025, the Monetary Policy Committee decided to reduce the policy rate (the one-week repo auction rate) from 45% to 42.5%. The Committee stated that decisiveness regarding tight monetary stance was strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute significantly to this process.

On March 18, 2025 the CBRT announced that an investigation was being carried out by judicial authorities against companies under its oversight and supervision including Pay Fix Elektronik Para ve Ödeme Hizmetleri A.Ş. (Pay Fix), İninal Ödeme ve Elektronik Para Hizmetleri A.Ş. (İninal), and Aypara Ödeme Kuruluşu A.Ş. (Aypara).

On March 20, 2025, the CBRT announced that it will start conducting Turkish lira-settled foreign exchange forward selling transactions in order to ensure the sound functioning of the foreign exchange market, prevent possible volatilities in exchange rates and to stabilize foreign exchange liquidity.

On March 20, 2025, the CBRT announced that the Monetary Policy Committee (the Committee) had convened to exchange views on recent financial market developments. Assessing the risks that these developments may pose to the inflation outlook, measures have been taken to support the tight monetary stance. Accordingly, the Committee has decided to raise the Central Bank’s overnight lending rate to 46 percent. The policy rate (the one-week repo auction rate), and the Central Bank overnight borrowing rate were kept at 42.5 percent and 41 percent, respectively. Furthermore, TL and FX liquidity measures have been introduced to limit market volatility. It was also stated that additional actions would be taken if deemed necessary to maintain the sound functioning of financial markets.

On March 20, 2025, the CBRT announced that considering the developments in the financial markets, it has been decided to suspend the one-week repo auctions for a period of time.

On March 21, 2025, the CBRT announced that it would issue liquidity bills with maturities of up to 91 days as part of the effective use of implementing sterilization tools to strengthen the monetary transmission mechanism and support the tight monetary stance.

On April 17, 2025, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 42.5% to 46%. The Committee stated that its tight monetary stance will be maintained until price stability is achieved via a sustained decline in inflation. The Monetary Policy Committee added that the policy rate will be determined in a way to ensure the tightness required by the projected disinflation path taking into account realized and expected inflation, and the underlying trend of inflation, and that the Committee will adjust the policy rate prudently on a meeting-by-meeting basis with a focus on the inflation outlook. The Committee stressed that the monetary policy stance will be tightened in case a significant and persistent deterioration in inflation is foreseen.

On April 24, 2025, the CBRT announced that the CBRT and the National Bank of the Republic of Kazakhstan signed a Turkish lira-Kazakhstani tenge bilateral swap arrangement. According to the announcement, the swap arrangement allows for the exchange of local currencies between the two central banks of up to TL 28.0 billion or Kazakhstani tenge 423 billion. The arrangement will be effective for three years and could be extended by mutual agreement between the two sides. This arrangement is designed to promote bilateral trade through a swap-financed trade settlement facility and financial cooperation between the two countries.

On May 3, 2025, the CBRT announced that the following changes have been made in the macroprudential framework to support transition to the Turkish lira;

1. Reserve requirement ratios for FX deposits have been raised by 200 basis points across all maturities.

2. The reserve requirement ratio for funds that are derived from FX repo transactions with residents of a maturity up to one year has been raised by 400 basis points and the calculation method has been changed.

3. A monthly increase target of 0.3 points for TL deposit share of legal persons has been introduced for banks with a share lower than 60%.

4. The remuneration rate applied to required reserves maintained for Turkish lira deposits has been raised from 84% to 86% of the CBRT’s weighted average funding cost.

5. With an amendment made to the Exports Circular as per the decision of the Ministry of Treasury and Finance, the minimum share of export proceeds to be sold to the CBRT shall be 35% until July 31, 2025.

6. The FX conversion support rate, which is applied to firms’ foreign currency conversions of export proceeds to the Turkish lira, has been raised to 3% until July 31, 2025.

On June 19, 2025, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

Banking System

As of March 2025, the banking system in the Republic had a capital adequacy ratio of 17.63% and a relatively low non-performing loan ratio of 1.93%.

As of March 2025, the loan to deposit ratio and return on average assets of the banking sector were 85.87% and 0.76%, respectively.

As of February 4, 2025, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts and other liabilities were between 0% and 33% depending on maturity. As of that date, RRRs were 17% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including three months). As of same date, RRRs were 10% for deposits/participation accounts with maturities up to six months (including six months) and one-year, with one-year or longer maturity. Furthermore, as of same date, the RRRs were 33% for KKM accounts up to six-month maturity (including six-month), and 22% for KKM accounts up to one-year, with one-year or longer maturity.

Public Finance and Budget

From January to December 2024, the Central Government consolidated budget expenditures were approximately TL 10,777.01 billion (compared to approximately TL 6,588.02 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 8,670.87 billion (compared to approximately TL 5,207.57 billion in 2023), the Central Government consolidated budget deficit was approximately TL 2,106.15 billion (compared to a deficit of approximately TL 1,380.45 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 836 billion (compared to a deficit of approximately TL 706 billion in 2023). In December 2024, the Turkish Grand National Assembly approved the 2025 budget. The 2025 budget projects expenditures of TL 14.7 trillion and revenues of TL 12.8 trillion for the upcoming year.

In March 2025, the Central Government consolidated budget expenditures were approximately TL 1,027.73 billion (compared to approximately TL 692.81 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 766.26 billion (compared to approximately TL 483.84 billion during the same month of 2024), the Central Government consolidated budget deficit was approximately TL 261.47 billion (compared to a deficit of approximately TL 208.96 billion during the same month of 2024), and the Central Government consolidated budget primary deficit was approximately TL 100.22 billion (compared to a deficit of approximately TL 134.41 billion during the same month of 2024).

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (March)
Budget Expenditures	2,942,748	6,585,456	10,777,009	1,027,727
1-Excluding Interest	2,631,845	5,910,841	9,506,553	866,484
Compensation of Employees	615,296	1,324,530	2,665,963	282,300
Social Security Contributions	96,864	185,735	332,157	35,767
Purchase of Goods and Services	257,660	452,855	744,865	80,631
Current Transfers	1,126,363	2,373,641	3,863,599	373,747
Capital Expenditures	276,896	542,997	943,100	79,276
Capital Transfers	48,822	858,059	640,357	6,107
Lending	209,944	173,025	316,513	8,657
2-Interest	310,903	674,615	1,270,455	161,243
Budget Revenues	2,800,088	5,210,488	8,670,863	766,261
1-General Budget Revenues	2,738,809	5,097,145	8,439,045	744,809
Taxes	2,353,438	4,500,866	7,304,863	645,101
Property Income	104,705	133,092	135,593	11,479
Grants and Aids and Special Revenues	28,000	29,543	175,283	19,505
Interest, Shares and Fines	237,727	408,974	787,914	64,507
Capital Revenues	12,357	17,314	23,665	4,165
Collections from Loans	2,583	7,356	11,727	51,642
2-Special Budget Institutions	48,430	88,172	187,878	17,995
3-Regularity & Supervisory Institutions	12,849	25,171	43,941	3,457
Budget Balance	-142,660	-1,374,968	-2,106,145	-261,466
Balance Excluding Interest	168,243	-700,353	-835,690	-100,223

Source: Ministry of Treasury and Finance

Privatization

As of May 9, 2025, the privatization implementations of Türkiye amounted to approximately U.S.$121.7 million in 2024 and approximately U.S.$742.4 million in 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$72.34 billion as of May 9, 2025.

Debt

As of April 2025, the average maturity of the Republic’s domestic cash borrowing was 33.1 months, as compared to 52.2 months as of April 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 39.55% as of April 2025, compared to 34.51% as of April 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$515,496 million (at then- current exchange rates) at the end of the fourth quarter of 2024.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q3	2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4
GROSS EXTERNAL DEBT	471,864	490,624	493,111	504,110	516,549	515,496
SHORT-TERM	168,339	175,748	173,952	178,645	177,214	179,894
Public Sector	31,857	34,473	37,680	38,309	39,576	39,835
Central Bank	45,714	46,360	46,158	44,691	38,372	34,775
Private Sector	90,768	94,915	90,114	95,645	99,266	105,284

LONG-TERM	303,525	314,876	319,159	325,465	339,335	335,602
Public Sector	161,474	166,694	169,520	172,813	180,386	176,467
Central Bank	0	0	0	0	0	0
Private Sector	142,051	148,182	149,638	152,652	158,949	159,135

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 24.7% in the fourth quarter of 2024. The Republic also maintains a large cash balance to cover its financing needs. As of May 12, 2025, the Republic’s cash account with CBRT was approximately TL 843.8 billion.

Summary of Key Economic Indicators

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2019	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	4,318	5,049	7,256	15,012	26,546	43,411
Real GDP Growth (%)	0.8	1.9	11.4	5.5	5.1	3.2
Unemployment (%)	13.7	13.1	12.0	10.4	9.4	8.7		7.9	***
Consumer Price Index (%)	11.84	14.60	36.08	64.27	64.77	44.38		37.86	****
Domestic Producer Price Index (%)	7.36	25.15	79.89	97.72	44.22	28.52		22.50	****
Current Account Balance (in millions of U.S.$)	15,014	-30,976	6,221	-46,283	-39,877	10,023		-4,405	**
Central Government External Debt Stock (in millions of U.S.$)	96,443	102,317	109,732	113,715	119,607	121,785		119,474	***
Public Sector Borrowing Requirement/GDP (%)	3	4	3	2	6	4.9	*

*	2025-2027 Medium Term Program.
**	As of February 2025.
***	As of March 2025. Unemployment data for March 2025 is seasonally adjusted.
****	As of April 2025.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 3, 2025 to May 14, 2025, the İstanbul Stock Exchange National 100 Index decreased by 0.74%.